Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address of the Company

Sundial Growers Inc. (“Sundial” or the “Corporation”)

#200, 919 – 11th Avenue SW

Calgary, Alberta

T2R 1P3

Item 2 – Date of Material Change

May 15, 2020

Item 3 – News Release

A press release relating to the material changes described herein was disseminated on May 15, 2020 through Cision Newswire and posted on Sundial’s website. The press release was subsequently filed on SEDAR.

The details of the material changes are set out in the press release attached as Schedule “A”.

Item 4 – Summary of Material Change

On May 15, 2020, the Corporation, as guarantor, and Sundial UK Limited (the “Seller”), a wholly owned subsidiary of the Corporation, entered into a share purchase agreement (the “SPA”) with Project Giant Bidco Limited (the “Purchaser”), a company incorporated under the laws of England and Wales, to sell all of the issued and outstanding shares (the “Target Shares”) of Project Seed Topco Limited (the “Target”). The SPA also contemplated the sale of loan notes (the “Loan Notes”) issued to the Target by Project Seed Bidco Limited, a wholly owned subsidiary of the Target, to the Purchaser.

On the closing date of the SPA (the “Closing Date”), the Corporation and the Seller will enter into a settlement deed (the “Settlement Deed”) with former management individuals of the Target (the “Former Management Sellers”) providing for, among other things, (i) the purchase for cancellation (“Repurchase”) of 2,716,271 common shares in the capital of the Corporation (the “Corporation Shares”) at a price not greater than the simple average of the closing price of Corporation Shares on the Nasdaq exchange in the 20 business days preceding the date of the entry into the Settlement Deed (the “Repurchase Price”); and (ii) the release of the Corporation from certain contingent and deferred obligations of the Corporation and the Seller.

The transactions contemplated by the SPA and the Settlement Deed each separately constitute a “related party transaction” under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”).

Item 5 – Full Description of Material Change

Item 5.1 – Full Description of Material Change

The SPA

The Seller, a wholly owned subsidiary of the Corporation, reached an agreement to sell the Target Shares, the Loan Notes and certain residual intercompany loans to the Purchaser, for a total consideration of approximately CA$90 million. Under the SPA, the Purchaser will (i) assume $45 million of debt under an existing CA$115 million term debt facility owed by SGI Partnership, a wholly owned subsidiary of the Corporation, to SAF Jackson II LP (the “Term Debt Facility”); and (ii) assume aggregate liabilities from the Seller to the Target of approximately CA$45 million under the Settlement Deed (as further described below).

The SPA is subject to standard closing conditions and is further conditioned on Sundial restructuring the remaining $70 million under the Term Debt Facility and entering into a new syndicated credit agreement with the Corporation’s senior lenders on or before June 1, 2020. Any failure or delay in completing the SPA or Term Debt Facility restructuring will likely result in the acceleration of the Corporation’s outstanding debt and would have a significant negative impact on the Corporation’s liquidity and further impact the Corporation’s ability to operate as a going concern. In such a case, the Corporation would look to alternative sources of financing, delay capital expenditures and/or evaluate potential asset sales, and potentially could be forced to curtail or cease operations or seek relief under the applicable bankruptcy or insolvency laws.

The Settlement Deed

Pursuant to the SPA, on the Closing Date, the Seller, Buyer, Target, Corporation and the Former Management Sellers (as such term is defined in the SPA) shall enter into the Settlement Deed, whereby, among other things, the parties to the Settlement Deed agree to: (i) the accelerated payment of the share adjustment of approximately CA$30 per common share (for 2.4 million Corporation Shares initially held by the Former Management Sellers) less the Repurchase Price accruing to the Former Management Sellers under clause 10.10 of the acquisition agreement among the Seller, the Corporation, Northedge Capital Fund II LP, Northedge Capital Coinvestment II LP and the Former Management Sellers dated as of February 22, 2019 (as amended by a deed of amendment dated 2 July 2019 and a second deed of amendment dated 10 October 2019, collectively, the “Original Acquisition Agreement”); (ii) the waiver of contingent payments equivalent to 320,000 Corporation Shares payable by the Seller and the Corporation to the Former Management Sellers under the Original Acquisition Agreement; and (iii) the purchase for cancellation of 2,716,271 Corporation Shares currently held by the Former Management Sellers for not greater than the Repurchase Price.

Related Party Transactions

The transactions contemplated by the SPA and the Settlement Deed each separately constitute a “related party transaction” pursuant to MI 61-101. The Corporation relies on exemptions from the valuation and minority shareholder approval requirements of MI 61-101. The Corporation relies on the exemption from the formal valuation requirement pursuant to Section 5.5(g) of MI 61-101, and the exemption from the minority shareholder approval requirement pursuant to Section 5.7(1)(e) of MI 61-101.

This material change report is being filed less than 21 days before the anticipated completion of the transactions contemplated by the SPA and Settlement Deed. A shorter period was necessary and reasonable in the circumstances, given that the SPA was entered into on May 15, 2020 and is anticipated to close on or prior to June 1, 2020, with a short interim period. In the view of the Corporation, such shorter period was reasonable and necessary in the circumstances so as to comply with its obligations to its lenders. Specifically, as at December 31, 2019, the Corporation was not in compliance with the interest coverage ratio covenant under its existing syndicated credit agreement, resulting in a corresponding breach and other administrative breaches under the Term Debt Facility. The Corporation subsequently obtained waivers (collectively, the “Waivers”) from its lenders in connection with those breaches. Under the terms of the Waivers, the Corporation agreed that, on or before April 15, 2020 (as extended to April 30, 2020 and May 11, 2020), it would enter a definitive purchase agreement related to the sale of the Target. The Waivers necessitated a compressed negotiation period in respect of transactions contemplated by the SPA.

Issuer Bid

The Repurchase constitutes an “issuer bid” pursuant to National Instrument 62-104 – Take-Over Bids and Issuer Bids (“NI 62-104”) and MI 61-101. The Repurchase is an exempt issuer bid under Section 4.7 of NI 62-104, whereby the Corporation is permitted to purchase Corporation Shares from former employees, executive officers or directors of the Corporation or an affiliate of the Corporation provided that: (i) the aggregate principal amount of securities acquired by the Corporation within a period of twelve months in reliance on the exemption provided by such section does not exceed 5% of the securities of that class outstanding at the beginning of such twelve month period; and (ii) the purchase price for the Corporation Shares to be repurchased and cancelled pursuant to the Settlement Deed is not greater than the 20 day simple average of the closing price of the Corporation Shares on the Nasdaq exchange, calculated in compliance with the requirements of Section 4.7 of NI 62-104. Both conditions are satisfied.

Item 5.2 – Disclosure for Restructuring Transactions

Not applicable.

Item 6 – Reliance on Subsection 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7 – Omitted Information

Not Applicable.

Item 8 – Executive Officer

For further information, contact Sophie Pilon, Corporate Communications Manager at O: 1.587.327.2017, C: 1.403.815.7340, E: spilon@sundialgrowers.com.

Item 9 – Date of Report

May 25, 2020

Cautionary Note Regarding Forward-Looking Information

This material change report contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of Sundial with respect to future business activities. All statements in this material change report, other than statements of historical facts, including, but are not limited to, statements regarding the consummation of the SPA and Settlement Deed, the Corporation’s ability to restructure its Term Debt Facility and receive amendments to its loan agreements, the Corporation’s ability to reduce its annual cash obligations, the development of the legal cannabis market and future financings are forward-looking statements.

Forward-looking statements or information relate to future events and future performance and include statements regarding the expectations and beliefs of management. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “potential”, “is expected”, “anticipated”, “is targeted”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

Investors are cautioned that forward-looking information is not based on historical facts but instead reflect Sundial’s management’s expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although Sundial believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the Corporation.

Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to: failure to complete the SPA and Settlement Deed transactions; failure to complete the Term Debt Facility restructuring; receive amendments to its loan agreements; the state of financial markets, regulatory approval; requirements for additional capital; interest rates; the global economy; the speculative nature of production activities; periodic interruptions to production, labor disputes;

supply problems; uncertainty of production and cost estimates; changes in project parameters as plans continue to be refined; volatility of the market price of the Corporation’s common shares; insurance; competition; currency fluctuations; loss of key employees; other risks of the cannabis industry as well as those factors discussed in the section entitled “Risk Factors” in the Corporation’s Annual Report on Form 20-F dated March 30, 2020. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. The Corporation disclaims any intent or obligation to update forward-looking statements or information except as required by law, and you are referred to the full discussion of the Corporation’s business contained in the Corporation’s reports filed with the securities regulatory authorities in Canada and the United States. Although the Corporation has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that could cause results not to be as anticipated, estimated or intended.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Sundial has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended.

The Corporation provides no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Corporation does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

Schedule “A”

Press Release

(attached)

FOR IMMEDIATE RELEASE

Sundial Enters Into Agreement to Sell Bridge Farm Group

Calgary, AB [(May 14, 2020)] – Sundial Growers Inc. (Nasdaq: SNDL) (“Sundial” or the “Company”) is pleased to announce it has reached an agreement to sell its U.K. asset, Bridge Farm Group (“Bridge Farm”), to a consortia of private investors that includes former management of Bridge Farm (collectively, the “Purchaser”) for a total consideration of approximately $90 million1 (the “Bridge Farm Disposition”). As consideration for the Bridge Farm Disposition, the Purchaser will (i) assume $45 million of debt under Sundial’s existing $115 million term debt facility (the “Term Debt Facility”), (ii) assume the contingent consideration liabilities related to the remaining earn-out and additional share obligations under the original Bridge Farm acquisition agreement, dated as of July 2, 2019, and (iii) cancel approximately 2,700,000 of Sundial common shares currently held by certain members of the Purchaser. Sundial will not receive any cash consideration in connection with the transaction.

“We are pleased to have reached an agreement to sell Bridge Farm as we work to restructure our business and bring focus to our operations,” said Zach George, Sundial’s Chief Executive Officer. “This divestiture will allow us to focus on our core strength in premium inhalable products for the Canadian recreational market. On close, our new management team will have reduced our run-rate annual cash obligations by more than $50 million and created a clear path to the equitization of our balance sheet. I would like to thank the Bridge Farm team for their leadership and courage in the face of COVID-19 as well as our lenders for their continued support.”

The Bridge Farm Disposition is subject to standard closing conditions and is further conditioned on Sundial restructuring the remaining $70 million under its Term Debt Facility and entering into a new syndicated credit agreement with the Company’s senior lenders on or before June 1, 2020. Any failure or delay in completing the Bridge Farm Disposition or Term Debt Facility restructuring will likely result in the acceleration of our outstanding debt and would have a significant negative impact on the Company’s liquidity and further impact the Company’s ability to operate as a going concern. In such a case, the Company would look to alternative sources of financing, delay capital expenditures and/or evaluate potential asset sales, and potentially could be forced to curtail or cease operations or seek relief under the applicable bankruptcy or insolvency laws.

About Sundial Growers Inc.

[1]	All amounts referred to are in Canadian dollars, unless otherwise specified

Sundial is a public company with Common Shares traded on Nasdaq under the symbol “SNDL”. Sundial is a licensed producer that crafts cannabis using state-of-the-art indoor facilities. Our ‘craft-at-scale’ modular growing approach, award-winning genetics and experienced master growers set us apart.

Our Canadian operations cultivate small-batch cannabis using an individualized “room” approach, with 470,000 square feet of total space.

Sundial’s brand portfolio includes Top Leaf, Sundial Cannabis, Palmetto and Grasslands. Our consumer-packaged goods experience enables us to not just grow quality cannabis, but also to create exceptional consumer and customer experiences.

We are proudly Albertan, headquartered in Calgary, AB, with operations in Olds, AB, and Rocky View County, AB.

Media Contact:

Sophie Pilon, Corporate Communications Manager

Sundial Growers Inc.

O: 1.587.327.2017

C: 1.403.815.7340

E: spilon@sundialgrowers.com

Forward-Looking Statement

This news release includes certain statements and information that constitute forward-looking information within the meaning of applicable securities laws. All statements in this news release, other than statements of historical facts, including, but are not limited to, statements regarding the consummation of the Bridge Farm Disposition, the Company’s ability to restructure its Term Debt Facility and receive amendments to its loan agreements, the Company’s ability to reduce its annual cash obligations, the development of the legal cannabis market and future financings are forward-looking statements.

Forward-looking statements or information relate to future events and future performance and include statements regarding the expectations and beliefs of management. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “potential”, “is expected”, “anticipated”, “is targeted”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to: failure to complete the Bridge Farm Disposition; failure to complete the Term Debt Facility restructuring; receive amendments to its loan agreements; the state of financial markets, regulatory approval; requirements for additional capital; interest rates; the global economy; the speculative nature of production activities; periodic interruptions to production, labor disputes; supply problems; uncertainty of production and cost estimates; changes in project parameters as plans continue to be refined; volatility of the market price of the Company’s common shares; insurance; competition; currency fluctuations; loss of key employees; other risks of the cannabis industry as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Report on Form 20-F dated March 30, 2020. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. The Company disclaims any intent or obligation to update forward-looking statements or information except as required by law, and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United states. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that could cause results not to be as anticipated, estimated or intended.

The Company provides no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.